May 30, 2025

VIA E-mail

John H. Lively
Practus, LLP
11300 Tomahawk Creek Parkway,
Suite 310
Leawood, KS 66211

> **Re**: **ETF Opportunities Trust**
> Post-Effective Amendment on Form N-1A
> File Nos. 333-234544, 811-23439

Dear Mr. Lively:

On January 21, 2025, ETF Opportunities Trust (the "Trust") filed a post-effective amendment pursuant to rule 485(a) under the Securities Act (the "PEA") to register seven new ETF series, including REX-Osprey ETH ETF and REX-Osprey SOL ETF (the "Funds"). Based upon our review of the PEA, the staff sent you a comment letter dated March 7, 2025. On April 15, 2025, you filed on EDGAR a letter to respond to certain staff comments, as well as to propose substantial changes to the Funds' principal investment strategies, the Funds' names, and to make corresponding revisions to and add relevant disclosures in the Funds' registration statement. On May 2, 2025, the staff provided you with additional comments based on those responses. You filed a subsequent response letter on EDGAR on May 14, 2025, again proposing to make substantive changes to the Funds' principal investment strategies and prospectus disclosures. The staff issued another round of comments to you on May 23, 2025, and you filed a response on May 27, 2025, responding to those comments. On May 28, 2025, the staff discussed with you our outstanding concerns, to which you responded via email on May 29. The staff informed you later that day that we continue to have questions and concerns about the Funds' proposed structure and operations and requested that the Funds continue to delay effectiveness of the registration statement. The Funds' registration statement went effective May 30, 2025, without resolution of staff comments.

As we have communicated to you on several occasions, Commission staff continues to have unresolved questions whether the Funds, if structured and operated as proposed, would be able to meet the definition of "investment company" under the Investment Company Act.[1] We

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[1] *See* Section 3(a)(1)(A) of the Investment Company Act, which defines "investment company" to include any issuer which "is or holds itself out as being primarily engaged, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities." *See also* Section 3(a)(1)(C), which defines "investment company" to include any issuer which "is engaged or propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

are, therefore, also concerned that the Funds may have improperly filed their registration statement on Form N-1A and that disclosures in the registration statement regarding the Funds' status as investment companies may be potentially misleading. Furthermore, to the extent that the Funds are not able to meet the definition of "investment company" under the Investment Company Act, the staff is concerned that the Funds would not satisfy the applicable exchange's generic listing standards for ETFs relying on rule 6c-11 under the Investment Company Act. To the extent that these concerns remain unresolved, the Commission staff will consider the appropriate next steps to ensure compliance with the federal securities laws.

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A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. Please file your May 29th email submission as correspondence on EDGAR, which will be made public consistent with the staff's filing review process. We remind you that the Funds and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6844.

Sincerely,

/s/ Brent J. Fields

Brent J. Fields
Associate Director

cc: Stephen G. Topetzes, K&L Gates, Counsel to the Independent Trustees
        Natasha Vij Greiner, Director
        Kaitlin Bottock, Assistant Director
        Andrea Ottomanelli Magovern, Assistant Director
        Kyle Ahlgren, Branch Chief
        Asen Parachkevov, Branch Chief
        Jaea Hahn, Senior Counsel